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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 25049

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                           M. H. MEYERSON & CO., INC.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                   55301Q 102
                                 (CUSIP Number)

                              Mr. John P. Leighton
                         c/o M. H. MEYERSON & CO., INC.
                              Newport Office Tower
                            525 Washington Boulevard
                          Jersey City, New Jersey 07303
                                 (201) 459-9500
  (Name, Address and Telephone Number of Person Authorized to Received Notices
                               and Communications)

                                February 18, 2003
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box /__/.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person=s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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 ----------------------
| CUSIP No. 55301Q 102 |          SCHEDULE 13D
 ----------------------

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1)       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         John P. Leighton
--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (SEE INSTRUCTIONS)                 (a)
                                                ---
                                            (b)  x
                                                ---
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3)       SEC USE ONLY


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4)       SOURCE OF FUNDS (SEE INSTRUCTIONS)

         PF
--------------------------------------------------------------------------------
5)       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)


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6)       CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.
--------------------------------------------------------------------------------
                             7)   SOLE VOTING POWER:

                                  861,111
         NUMBER OF          ----------------------------------------------------
          SHARES             8)   SHARED VOTING POWER:
        BENEFICALLY
         OWNED BY                 2,451,190
           EACH             ----------------------------------------------------
        REPORTING            9)   SOLE DISPOSITIVE POWER:
       PERSON WITH
                                  861,111
                            ----------------------------------------------------
                            10)   SHARED DISPOSITIVE POWER:

                                  1,234,690
--------------------------------------------------------------------------------
11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,312,301
--------------------------------------------------------------------------------
12)      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (SEE INSTRUCTIONS)


--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         42.5%
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         IN
--------------------------------------------------------------------------------

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     John P. Leighton hereby amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on January 23, 2003, as amended by Amendment No. 1 filed with the SEC on February 19, 2003 (the "Schedule") as follows:

     This Schedule relates to the common stock, par value $.01 per share ("Common Stock"), of M. H. MEYERSON & CO., INC., a New Jersey corporation.

Item 3.  Source and Amount of Funds or Other Consideration.

     Item 3 of the Schedule is supplemented by inserting the following text as the third paragraph thereof:

         "On February 18, 2003, Mr. Leighton purchased 111,111 shares of Common Stock from the Company. Mr. Leighton used his personal funds to pay for such 111,111 shares of Common Stock."

Item 5.  Interest in Securities of the Issuer.

Item 5(a) of the Schedule is hereby amended by deleting the existing text and inserting the following text in its stead:

         "Mr. Leighton beneficially owns (as defined by Rule 13d-3 under the Securities Exchange Act of 1934, as amended) 3,312,301 shares, or 42.5% of the shares of Common Stock outstanding as of February 18, 2003. 1,234,690 of such shares are purchasable by Mr. Leighton pursuant to the Right of First Refusal."

Item 5(b) of the Schedule is hereby amended by deleting the existing text and inserting the following text in its stead:

         "Mr. Leighton has sole voting power over 861,111 shares of Common Stock and shared voting power over 2,451,190 shares of Common Stock. Mr. Leighton has sole dispositive power over 861,111 shares of Common Stock and shared dispositive power over 1,234,690 shares of Common Stock."

Item 5(c) of the Schedule is hereby supplemented by inserting the following text as the second full paragraph thereof:

         "Other than as described in the Schedule, as previously amended, and below, there were no transactions in the Company's Common Stock effected by Mr. Leighton during the past sixty days. The transaction set forth below was between the Company and Mr. Leighton.

Type of Transaction      No. of Shares     Trade Date      Price Per Share
-------------------      -------------     ----------      ---------------

Purchase                   111,111          02/18/03          $.90"

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Item 6.  Contracts, Arrangements, Understandings or Relationships with
         Respect to Securities of the Issuer.

Item 6 of the Schedule is hereby supplemented by inserting the following text as the last full paragraph thereof:

         "On February 18, 2003, Mr. Leighton and the Company entered into a Subscription Agreement pursuant to which Mr. Leighton acquired the 111,111 shares of Common Stock referred to in Item 3 hereof. A copy of the Subscription Agreement is attached as an exhibit hereto."

Item 7.  Material to be Filed as Exhibits.

         (h) Subscription Agreement, dated as of February 18, 2003, by and between M.H. MEYERSON & CO., INC. and John P. Leighton.

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                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       /s/ John P. Leighton
                                       -----------------------------------------
                                       John P. Leighton

Date:  February 27, 2003